Exhibit 8.1

List of Subsidiaries

Parent
Dogness (International) Corporation	(British Virgin Islands)

Subsidiaries:

Dogness (Hong Kong) Pet's Products Co., Ltd.	(Hong Kong)
Jiasheng Enterprise (Hong Kong) Co., Ltd.	(Hong Kong)
Dogness Intelligent Technology (Dongguan) Co., Ltd.	(People’s Republic of China)
Dogness Jiasheng Enterprise Co., Ltd.	(People’s Republic of China)